SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Landmark Systems Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

51506S 10 0

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Katherine K. Clark

Chief Executive Officer
Landmark Systems Corporation
12700 Sunrise Valley Drive
Reston, Virginia 20191
(703) 464-1300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Steven Meltzer
Danielle Srour
Shaw Pittman
2300 N Street, N.W.
Washington, DC 20039
(202) 663-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$3,086,698	$617.34

      *  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,255,907 shares of common stock of Landmark Systems Corporation having an aggregate value of $3,086,698 as of July 23, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$617.34	Filing party:	Landmark Systems Corporation

Form or Registration No.:	Schedule TO	Date filed:	July 23, 2001

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 23, 2001, relating to an offer by Landmark Systems Corporation (the “Company”) to exchange all non-qualified options, other than non-qualified options held by the Company’s executive officers and non-qualified options held by employees who also hold incentive stock options, outstanding under the 1994 Stock Incentive Plan (the “1994 SIP”) to purchase shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) for new non-qualified options to purchase shares of Common Stock to be granted under the 1994 SIP, upon the terms and subject to the conditions described in the Offer to Exchange dated July 23, 2001, as amended on August 7, 2001 and the related Letter of Transmittal, as amended.

Item 12.  Exhibits.

      Item 12 of the Schedule TO is hereby amended, supplemented and restated as follows so as to (i) amend Exhibit (a)(1) by replacing the Offer to Exchange dated July 23, 2001 with the Offer to Exchange dated July 23, 2001 and amended August 7, 2001 attached hereto, (ii) amend Exhibit (a)(2) by replacing the previously filed Letter of Transmittal with the Letter of Transmittal attached hereto, and (iii) to add a reference to Exhibit (a)(6) attached hereto:

(a)(1)	Offer to Exchange, dated July 23, 2001 and amended August 7, 2001.

(2)	Form of Letter of Transmittal.

(3)*	Form of Letter to Eligible Option Holders.

(4)*	Form of Letter to Tendering Option Holders.

(5)*	Landmark Systems Corporation Press Release dated July 23, 2001.

(6)	E-mail Letter to Eligible Option Holders, dated August 7, 2001.

(b)	Not applicable.

(d)(1)*	1994 Stock Incentive Plan, filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (filed on May 17, 1999) and incorporated herein by reference.

(2)*	1996 Advisory Board and Directors Stock Incentive Plan, filed as Exhibit 10.6 to the Company’s registration statement on Form S-1 (File No. 3333-35629) and incorporated herein by reference.

(3)*	Form of Stock Option Agreement pursuant to the 1994 Stock Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

*  Previously filed.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Landmark Systems Corporation

Katherine K. Clark
Chief Executive Officer

Date: August 7, 2001

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated July 23, 2001 and amended August 7, 2001.
(a)(2)	Form of Letter of Transmittal.
(a)(3)*	Form of Letter to Eligible Option Holders.
(a)(4)*	Form of Letter to Tendering Option Holders.
(a)(5)*	Landmark Systems Corporation Press Release dated July 23, 2001.
(a)(6)	E-mail Letter to Eligible Option Holders.
(d)(1)*	1994 Stock Incentive Plan, filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (filed on May 17, 1999) and incorporated herein by reference.
(d)(2)*	1996 Advisory Board and Directors Stock Incentive Plan, filed as Exhibit 10.6 to the Company’s registration statement on Form S-1 (File No. 3333-35629) and incorporated herein by reference.
(d)(3)*	Form of Stock Option Agreement pursuant to the 1994 Stock Incentive Plan.

*  Previously filed.